Exhibit 3.6

AMENDMENT TO CERTIFICATE OF DESIGNATION OF

CLASS A CONVERTIBLE PREFERRED UNITS

Land O’Lakes, Inc. the holder of certain warrants for the purchase of 880,492 Class A Convertible Preferred Units of Golden Oval Eggs, LLC the (“Warrant”) and Golden Oval Eggs, LLC hereby agree to the Certificate of Designation for Class A Convertible Preferred Units of Golden Oval Eggs, LLC.

The CERTIFICATE OF DESIGNATION OF CLASS A CONVERTIBLE PREFERRED UNITS of Golden Oval Eggs, LLC is amended by adding language to Section 7 to read as amended as follows:

Section 7.  Liquidation Rights.  In the event of any liquidation, dissolution or winding-up of the affairs of the Company, including as described in Section 7 of the Amended LLC Agreement, whether voluntary or involuntary, after payment of the debts and other liabilities of the Company, the holders of Class A Convertible Preferred Units shall be entitled to receive for each Class A Convertible Preferred Unit then held, out of the assets of the Company, whether such assets are capital or surplus and whether or not any dividends as such are declared, an amount equal to $11.357 per Unit, plus an amount equal to accrued and unpaid dividends thereon on the date fixed for distribution, and no more, before any distribution shall be made to any holder of any other class of Unit on account of such Units, including the holders of Class A Common Units with respect to the distribution of assets; provided, however, if the Company enters into a purchase agreement executed with Rembrandt Enterprises, Inc. for the sale of all or substantially all of the assets of the Company (the “Rembrandt Transaction”) and the Warrant for Class A Convertible Preferred Units has been exercised, then the Class A Convertible Preferred Units shall be converted to the same number of Class A Common Units and following the conversion the holder shall be entitled to receive a payment of [$6,447,214.78] from the Company, with the amount to be paid by the Company to the holder within 30 days after closing of the Rembrandt Transaction.  The Class A Common Units issuable upon the exercise of the Warrant and conversion shall become issued and outstanding, in which case the holder will have all of the financial and governance rights associated with ownership of Class A Common Units.  Effective upon such a conversion of the Class A Convertible Preferred Units to Class A Common Units, the rights and preferences related to the Class A Convertible Preferred Units shall cease; provided, however, that in the event that the Rembrandt Transaction does not occur, then the conversion to Class A Common Units shall be rescinded and the holder shall again hold Class A Convertible Preferred Units with all of the rights and preferences of Class A Convertible Preferred Units as provided under this designation and the Amended LLC Agreement.

LAND O’LAKES, INC.	GOLDEN OVAL EGGS, LLC

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